UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 4)

Barnes & Noble, Inc.

(Name of Subject Company (Issuer))

Chapters Merger Sub Inc.

(Name of Filing Persons (Offeror))
a wholly owned subsidiary of

Chapters Holdco Inc.

(Name of Filing Persons (Parent))

Elliott Associates, L.P.
Elliott International, L.P.

(Names of Filing Persons (Other Persons))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

067774109
(CUSIP Number of Class of Securities)

Chapters Merger Sub Inc.
c/o Elliott Management Corporation
40 West 57th Street
New York, New York 10019
Attention: Elliot Greenberg
Telephone: (212) 974-6000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

With copies to:

Jeffrey J. Rosen
Michael A. Diz
Debevoise & Plimpton LLP

919 Third Avenue
New York, New York 10022
(212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$490,240,127.00	$59,417.10

*                       Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 73,206,809 shares of common stock, par value $0.001 per share (the “Shares”), of Barnes & Noble, Inc., a Delaware corporation (“Barnes & Noble”), issued and outstanding, multiplied by the offer price of $6.50 per share; (ii) 1,176,929 Shares reserved for issuance upon the settlement of outstanding Barnes & Noble restricted stock unit awards (“RSUs”) multiplied by the offer price of $6.50 per Share; (iii) 1,037,820 Shares reserved for issuance upon settlement of outstanding Barnes & Noble performance stock unit awards (“PSUs”) multiplied by the offer price of $6.50 per Share; (iv) and 0 Shares issuable pursuant to outstanding options (“Options”) with an exercise price less than the offer price of $6.50 per Share, multiplied by the offer price of $6.50 per share minus the exercise price for each such option. The foregoing share figures have been provided by Barnes & Noble to the Offeror and are as of July 5, 2019, the most recent practicable date.

**                 The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2019, issued August 24, 2018, is calculated by multiplying the Transaction Valuation by 0.0001212.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$59,417.10	Filing Party:	Chapters Merger Sub Inc.

Form or Registration No.:	Schedule TO (File No. 005-42707)	Date Filed:	July 9, 2019

☐              Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐             Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐             Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on July 9, 2019 (together with any amendments and supplements hereto, this “Schedule TO”) by Chapters Merger Sub Inc., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Chapters Holdco Inc., a Delaware corporation (“Parent”), which is controlled by Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”), and Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International”). This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.001 per share, of Barnes & Noble, Inc., a Delaware corporation (“Barnes & Noble”), at a purchase price of $6.50 per Share, net to the holder thereof in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 9, 2019 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer,” pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of June 24, 2019, by and among Parent, the Offeror and Barnes & Noble, which amended and restated in its entirety the Agreement and Plan of Merger, dated as of June 6, 2019, by and among Parent, the Offeror and Barnes & Noble.

All of the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

This Amendment is being filed to amend and supplement Item 11 as reflected below and to amend and supplement Item 12 with an additional exhibit.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented to include the following:

The Offer and related withdrawal rights expired as scheduled at 5:00 p.m., Eastern Time, on Tuesday, August 6, 2019 (such date and time, the “Expiration Time”), without being extended. The Depositary and Paying Agent has advised that, as of the Expiration Time, 60,370,427 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that were not yet delivered in satisfaction of such guarantee) had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 82.15% of the aggregate number of then issued and outstanding Shares. Accordingly, the Minimum Condition has been satisfied. As a result of the satisfaction of the Minimum Condition and each of the other conditions to the Offer, the Offeror has accepted for payment all Shares that were validly tendered, and not validly withdrawn, pursuant to the Offer. In addition, the Depositary and Paying Agent has advised that, as of the Expiration Time, 3,236,837 Shares have been tendered by Notice of Guaranteed Delivery, representing approximately 4.40% of the aggregate number of then issued and outstanding Shares.

Accordingly, on August 7, 2019, Parent and the Offeror effected the Merger pursuant to Section 251(h) of the DGCL, pursuant to which the Offeror was merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent. At the Effective Time, each issued and outstanding Share (other than (i) Shares owned by Barnes & Noble or any of its subsidiaries (including Shares held as treasury stock) or owned by Parent or its subsidiaries, including the Offeror (including any Shares acquired by the Offeror in the Offer), in each case, immediately prior to the Effective Time and (ii) Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) was converted automatically into and represents only the right to receive an amount in cash equal to the Offer Price, net of applicable withholding taxes and without interest.

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As a consequence of the Merger, the Shares will no longer be listed on the New York Stock Exchange and will be deregistered under the Exchange Act.

ITEM 12. EXHIBITS.

Exhibit No.	Description
(a)(5)(B)	Press Release Announcing Expiration of the Offer and the Acceptance of the Shares for Payment, dated August 7, 2019.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHAPTERS MERGER SUB INC.

By:	/s/ Elliot Greenberg

Name: Elliot Greenberg
Title: President

CHAPTERS HOLDCO INC.

By:	/s/ Elliot Greenberg

Name: Elliot Greenberg
Title: President

ELLIOTT ASSOCIATES, L.P.

By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg

Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.

By: Hambledon, Inc., its General Partner
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

By:	/s/ Elliot Greenberg

Name: Elliot Greenberg
Title: Vice President

Dated: August 7, 2019

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